August 2, 2024

Howard Lutnick
Chief Executive Officer
Cantor Equity Partners, Inc.
110 East 59th Street
New York, NY 10022

        Re: Cantor Equity Partners, Inc.
            Amendment No. 1 to
            Registration Statement on Form S-1
            Filed July 26, 2024
            File No. 333-280230
Dear Howard Lutnick:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amended Registration Statement on Form S-1 filed July 26, 2024
Our Business Combination Process, page 7

1. Please state the basis for your statement that you do not believe that the fiduciary duties or contractual obligations of your officers or directors will materially affect your ability to complete a business combination.
Exhibits

2. We note the name change on June 25, 2024. Please file the revised Memorandum and
        Articles of Association reflecting the name change.
 August 2, 2024
Page 2

       Please contact Jeffrey Lewis at 202-551-6216 or Kristina Marrone at 202-551-3429 if you
have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Pam Howell at 202-551-3357 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:   Steven Mermelstein, Esq.